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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: April 4, 2006

                        Commission File Number 001-12510

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On April 4, 2006, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that the Corporate Executive Board has appointed Jose Alvarez as President and Chief Executive Officer of the Stop & Shop/Giant-Landover arena. A copy of this press release is attached hereto as
Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                       KONINKLIJKE AHOLD N.V.


                                       /s/ P.N. Wakkie
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Date: April 5, 2006                    By:    P.N. Wakkie
                                       Title: Executive Vice President and
                                              Chief Corporate Governance Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit    Description
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99.1 Royal Ahold press release dated April 4, 2006, announcing that the Corporate Executive Board has appointed Jose Alvarez as President and Chief Executive Officer of the Stop & Shop/Giant-Landover arena